Exhibit 12.1

BIOTIME, INC. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented.  As the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods.  Earnings are the sum of (i) pretax loss before adjustment for net loss attributable to noncontrolling interests in consolidated subsidiaries and before gain or loss from equity method investees and (ii) fixed charges.

	Years Ended December 31,

	2016	2015	2014	2013	2012
Computation of Earnings:	(In Thousands)
Pretax loss before equity method investees	$(11,069)	$(62,615)	$(51,155)	$(56,190)	$(25,306)

Add:
Interest expense	1,043	377	64	3	-
Amortization of debt discount	448	264	56	-	-
Estimated interest component of rent expense(1)	508	693	654	516	378
Earnings as adjusted	$(9,070)	$(61,281)	$(50,381)	$(55,671)	$(24,928)

Computation of fixed charges:
Interest expense	$1,043	$377	$64	$3	$-
Amortization of debt discount	448	264	56	-	-
Estimated interest component of rent expense	508	693	654	516	378
Total fixed charges	$1,999	$1,334	$774	$519	$378

Dividends on preferred shares	$-	$415	$87	$-	$-
Combined fixed charges and preferred stock dividends	$1,999	$1,749	$861	$519	$378

Deficiency in earnings required to cover fixed charges	$(11,069)	$(62,615)	$(51,155)	$(56,190)	$(25,306)
Ratio of earnings to fixed charges(2)	-	-	-	-	-
Deficiency in earnings required to cover combined fixed charges and preferred stock dividends	$(11,069)	$(63,030)	$(51,242)	$(56,190)	$(25,306)
Ratio of earnings to fixed changes and preferred dividends(3)	-	-	-	-	-

(1)  One third of rent expense was included in the calculation as it is a reasonable approximation of the interest component.

(2)  Our earnings were inadequate to cover fixed charges for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 by $11.1 million, $62.6 million, $51.2 million, $56.2 million and $25.3 million, respectively.

(3)  Our earnings were inadequate to cover fixed charges and preferred stock dividends for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 by $11.1 million, $63.0 million, $51.2 million, $56.2 million and $25.3 million, respectively.